NEWS RELEASE All amounts expressed in U.S. dollars unless otherwise indicated.

Pan American Silver extends mineralization at the La Colorada Skarn project
Vancouver, B.C. - May 9, 2022 - Pan American Silver Corp. (NASDAQ: PAAS) (TSX: PAAS) ("Pan American" or the "Company") today provides results for 43 new infill and exploration drill holes totaling 38,460 metres, all of which contain multiple skarn and breccia intercepts. Highlights include infill hole U-04-22 with 233.70 metres at 44g/t Ag, 4.05% Pb and 5.04% Zn and step-out hole U-08-22 with 174.95 metres at 40 g/t Ag, 0.17% Pb and 7.95% Zn and 46.95 metres at 78 g/t Ag, 3.84% Pb, 8.79% Zn.

4500 E
5000 E
5500 E
6000 E
5500 N
5000 N
D-62-05-22
D-81-05-22
D-73-05-21
D-62-04-21
D-73-03-21
D-73-04-21
D-71-05-22
D-73-01-21
D-71-04-21
U-08-22
U-105-21
U-95-21
D-66-05-21
D-66-04-21
D-03-02-21
D-95-07-21
S-93-21
S-96A-21
U-127-21
U-109-21
D-79-04-22
S-79-21
D-95-08-21
D-95-09-22
D-79-01-21
U-115-21
U-04-22
D-95-06-21
D-79-03-21
D-93-01-21
U-118-21
U-125-21
D-95-05-21
D-93-02-21
S-90-21
D-79-02-21
D-90-01-21
U-07-22
Section A
Section B
Section C

“We drilled more metres on the skarn in the first quarter of 2022 than during any other quarterly period, with infill drilling increasing our confidence in the central skarn resource and exploration drilling further defining the extensions to the east, south and west," said Christopher Emerson, Pan American's Vice President Business Development and Geology. "Over 100,000 metres have been drilled on the skarn since the last resource estimate dated August 4, 2020, and the program continues with 14 machines. The results from this program will be included in an updated resource estimate that we plan to provide in the third quarter of 2022.”
Drill Highlights Include:
•U-04-22: 233.70 m of 44 g/t Ag, 0.15% Cu, 4.05% Pb and 5.04% Zn
•U-08-22: 174.95 m of 40 g/t Ag, 0.21% Cu, 0.17% Pb and 7.95% Zn including 99.10 m of 56 g/t Ag, 0.28% Cu, 0.24% Pb and 10.78% Zn and 46.95 m of 78 g/t Ag, 0.07% Cu, 3.84% Pb and 8.79% Zn
•D-96-01-21: 154.00 m of 57 g/t Ag, 0.08% Cu, 2.43% Pb and 4.36% Zn, including 96.00 m of 78 g/t Ag, 0.11% Cu, 3.12% Pb and 5.68% Zn
•U-105-21: 121.45 m of 77 g/t Ag, 0.08% Cu, 2.00% Pb and 5.48% Zn; and 32.90 m of 104 g/t Ag, 0.09% Cu, 0.36% Pb and 3.43% Zn; and 44.15 m of 114 g/t Ag, 0.04% Cu, 3.15% Pb and 4.15% Zn; and 16.55 m of 122 g/t Ag, 0.11% Cu, 5.05% Pb and 9.07% Zn
•U-127-21: 101.90 m of 43 g/t Ag, 0.18% Cu, 0.48% Pb and 6.62% Zn
•U-95-21: 88.30 m of 49 g/t Ag, 0.07% Cu, 1.46% Pb and 5.08% Zn; and 35.35 m of 83 g/t Ag, 0.03% Cu, 3.66% Pb and 2.14% Zn; and 22.55 m of 176 g/t Ag, 0.09% Cu, 3.33% Pb and 5.94% Zn
•D-62-04-21: 117.10 m of 64 g/t Ag, 0.06% Cu, 2.06% Pb and 3.24% Zn including 53.05 m of 99 g/t Ag, 0.07% Cu, 4.07% Pb and 5.97% Zn and 28.35 m of 157 g/t Ag, 0.02% Cu, 4.56% Pb and 5.82% Zn
•D-77-01-22: 102.05 m of 58 g/t Ag, 0.13% Cu, 1.42% Pb and 3.43% Zn including 26.65 m of 124 g/t Ag, 0.22% Cu, 2.26% Pb and 5.53% Zn and 15.30 m of 43 g/t Ag, 0.03% Cu, 2.46% Pb and 4.38% Zn
Drilling from an underground platform into the western part of the skarn deposit has successfully expanded the mineralization 120 metres to the northwest with step-out drill holes 105-21, 08-22, 95-21, and 127-21 all containing multiple polymetallic sulphide intercepts up to 175 metres in length, as reported in "Drill Highlights" above. The skarn deposit remains open to the northwest and at depth.

PAN AMERICAN SILVER CORP.	1

NEWS RELEASE All amounts expressed in U.S. dollars unless otherwise indicated.

Infill drilling in the central eastern part of the deposit confirmed continuous mineralization over a 400 metre-wide area.
The eastern part of the deposit has been extended 80 metres to the north and south, with infill and exploration drilling from surface platforms defining multiple mineralized intercepts in step-out drill holes D-73-1-21 and D-71-04-21 and D-62-04-21, ranging between 10 to 117 metres wide.
The central part of the deposit was extended 150 metres to the south with step out drilling from surface located at S-90-21 and S-95-21. Six holes (95-04/05/06/07/08 and 09) all reported wide zones of breccia-style mineralization up to 215 metres thick. The deposit remains open to the south.

Summary of Drill Results
The following table provides the drill results for the La Colorada skarn deposit for the first quarter of 2022.
Previous drill results not included in this table are disclosed in Pan American’s news releases, which are available, together with cross sections, plan and images of the skarn mineralized core, at:
https://www.panamericansilver.com/operations/exploration/la-colorada-skarn/.

Hole No.	From (m)	To (m)	Interval (m) (1)	Ag g/t	Cu %	Pb %	Zn %
D-03-02-21	511.90	516.55	4.65	100	0.14	1.82	4.19
and	1130.45	1176.15	45.70	34	0.27	1.18	2.35
D-62-04-21	1030.45	1058.80	28.35	157	0.02	4.56	5.82
and	1187.10	1304.20	117.10	64	0.06	2.06	3.24
Including	1187.10	1240.15	53.05	99	0.07	4.07	5.97
D-62-05-21	1057.30	1070.70	13.40	123	0.04	3.88	6.57
and	1482.75	1514.40	31.65	125	0.53	0.78	1.38
and	1554.70	1593.80	39.10	102	0.26	0.69	8.82
D-66-04-21	1301.20	1304.25	3.05	355	0.02	1.21	0.25
and	1314.75	1341.00	26.25	28	0.07	2.21	4.02
D-66-05-21	1059.35	1068.45	9.10	58	0.39	1.33	8.02
and	1149.55	1160.85	11.30	42	0.12	2.60	4.03
D-71-04-21(2)	1291.80	1361.20	69.40	71	0.07	2.37	6.64
and	1376.30	1389.20	12.90	39	0.21	3.49	5.54
D-71-05-22	1147.95	1177.55	29.60	27	0.03	1.29	2.63
and	1264.65	1332.65	68.00	27	0.07	1.00	1.61
D-73-01-21(3)	1235.35	1251.85	16.50	50	0.15	1.19	3.14
and	1525.05	1593.45	68.40	52	0.38	0.32	1.47
D-73-03-21	988.95	1030.00	41.05	39	0.06	2.15	3.40
and	1053.50	1128.85	75.35	75	0.13	1.20	3.15
Including	1082.20	1103.40	21.20	55	0.17	2.54	4.79
D-73-04-21	994.60	1098.65	104.05	23	0.04	1.30	2.61
Including	1052.20	1072.40	20.20	45	0.11	2.72	4.86
and	1474.60	1481.75	7.15	6	0.03	0.02	7.37
D-73-05-21	957.45	963.50	6.05	29	0.07	1.87	4.12
and	1149.15	1195.55	46.40	25	0.20	1.59	4.62
D-77-01-22	864.65	879.95	15.30	43	0.03	2.46	4.38
and	1101.20	1203.25	102.05	58	0.13	1.42	3.43
Including	1161.85	1188.50	26.65	124	0.22	2.26	5.53

PAN AMERICAN SILVER CORP.	2

NEWS RELEASE All amounts expressed in U.S. dollars unless otherwise indicated.

D-79-01-21	630.80	652.95	22.15	73	0.25	1.95	6.91
D-79-02-21	635.90	652.15	16.25	69	0.17	1.85	5.77
D-79-03-21	999.75	1011.20	11.45	19	0.13	0.18	2.31
D-79-04-22	1025.90	1039.05	13.15	61	0.31	0.29	2.15
D-81-05-22	787.10	797.15	10.05	380	0.15	2.52	5.25
D-90-01-21	676.25	702.10	25.85	143	1.14	0.87	0.93
and	772.50	785.50	13.00	112	1.08	3.71	4.73
and	970.00	990.20	20.20	54	0.09	2.69	3.13
and	1374.10	1433.00	58.90	13	0.04	2.12	2.84
D-93-01-21	1066.00	1208.10	142.10	16	0.08	1.18	2.17
Including	1182.00	1208.10	26.10	35	0.22	1.90	2.54
and	1342.90	1391.00	48.10	37	0.02	0.21	2.97
D-93-02-21	1053.85	1242.25	188.40	20	0.10	1.45	2.43
Including	1084.30	1119.45	35.15	24	0.11	2.04	3.94
D-95-04-21(3)	1101.15	1316.40	215.25	31	0.09	1.12	1.76
Including	1155.60	1191.75	36.15	64	0.11	1.93	2.53
and	1365.15	1381.95	16.80	32	0.21	2.74	5.67
and	1627.15	1695.20	68.05	44	0.24	0.27	3.57
D-95-05-21	1066.00	1089.75	23.75	56	0.16	0.91	2.20
and	1355.65	1383.75	28.10	85	0.69	1.21	2.16
D-95-06-21	1068.60	1079.45	10.85	44	0.07	0.77	2.05
and	1279.10	1283.60	4.50	185	0.30	6.30	6.85
D-95-07-21	1142.20	1189.75	47.55	57	0.15	1.86	2.45
and	1199.00	1286.65	87.65	28	0.14	1.38	3.22
and	1320.15	1404.90	84.75	36	0.20	1.58	3.15
D-95-08-21	1344.85	1359.50	14.65	85	0.25	3.59	6.62
and	1381.05	1417.60	36.55	46	0.13	1.05	2.13
and	1568.95	1595.65	26.70	58	0.40	0.55	3.66
D-95-09-22	1144.25	1156.20	11.95	250	0.45	3.63	5.68
and	1466.55	1480.35	13.80	88	0.24	0.71	3.75
D-96-01-21	1199.20	1353.20	154.00	57	0.08	2.43	4.36
Including	1199.20	1295.20	96.00	78	0.11	3.12	5.68
D-96-02-22	1303.90	1331.65	27.75	68	0.06	2.49	4.66
S-79-21	630.35	654.50	24.15	138	0.56	1.74	7.69
and	1391.10	1401.85	10.75	16	0.03	2.72	4.26
and	1416.85	1430.15	13.30	56	0.06	3.20	8.16
and	1469.20	1501.30	32.10	32	0.04	0.35	3.23
and	1522.25	1538.55	16.30	29	0.07	0.32	3.69
S-90-21	687.30	832.10	144.80	60	0.41	0.99	1.72
and	1036.05	1083.75	47.70	25	0.09	0.70	2.26
S-93-21	1051.25	1074.60	23.35	67	0.03	2.93	1.74
and	1086.25	1118.10	31.85	15	0.07	1.32	2.21
and	1140.10	1246.45	106.35	22	0.05	2.28	2.48
S-96-21	173.50	188.05	14.55	1092	0.07	0.72	1.12
and	1274.45	1402.80	128.35	37	0.06	2.08	3.35

PAN AMERICAN SILVER CORP.	3

NEWS RELEASE All amounts expressed in U.S. dollars unless otherwise indicated.

S-96A-21	180.70	188.50	7.80	575	0.05	0.45	0.86
U-04-22	579.40	813.10	233.70	44	0.15	4.05	5.04
Including	670.70	755.25	84.55	49	0.22	4.96	6.51
U-07-22	891.55	894.80	3.25	134	0.06	1.72	14.25
U-08-22	392.35	423.85	31.50	79	0.09	2.82	3.83
and	532.20	570.65	38.45	60	0.03	3.45	4.53
and	697.90	744.85	46.95	78	0.07	3.84	8.79
and	890.15	1065.10	174.95	40	0.21	0.17	7.95
Including	920.70	1019.80	99.10	56	0.28	0.24	10.78
U-105-21	311.15	327.70	16.55	122	0.11	5.05	9.07
and	495.15	499.50	4.35	104	0.20	3.98	5.89
and	551.35	595.50	44.15	114	0.04	3.15	4.15
and	641.50	762.95	121.45	77	0.08	2.00	5.48
Including	641.50	722.40	80.90	95	0.08	2.07	6.77
and	874.15	907.05	32.90	104	0.09	0.36	3.43
and	944.30	969.15	24.85	14	0.11	0.04	4.59
U-109-21	868.00	874.55	6.55	69	0.12	0.26	7.29
U-110-21	442.50	449.40	6.90	223	0.04	3.04	6.97
U-115-21	143.15	174.15	31.00	42	0.02	1.18	4.48
and	730.70	739.15	8.45	575	0.07	14.63	16.14
and	789.20	828.90	39.70	72	0.11	4.16	6.24
U-125-21	577.30	583.55	6.25	248	0.06	3.65	13.59
U-127-21	937.00	968.60	31.60	86	0.13	0.48	3.50
and	1002.50	1104.40	101.90	43	0.18	0.48	6.62
Including	1004.60	1061.00	56.40	59	0.22	0.57	9.94
and	1135.20	1149.00	13.80	53	2.12	0.10	0.22
U-95-21	369.80	392.35	22.55	176	0.09	3.33	5.94
and	506.05	541.40	35.35	83	0.03	3.66	2.14
and	790.95	879.25	88.30	49	0.07	1.46	5.08
Including	808.40	821.85	13.45	70	0.18	2.16	19.73
(1) True widths of the mineralized intervals are unknown at this time.
(2) Partial results received.
(3) Partial results were reported in the news release dated February 24, 2022.

La Colorada Skarn - Drill Hole Collar Information

Drill Hole ID	Type	East Local	North Local	Elevation	Length (m)	Azimuth Avg (0)	Dip Avg
D-03-02-21	Infill	5367.1	5477.5	2556.2	930.0	146.5	-80.9
D-62-04-21	Exploration	5996.9	5753.7	2554.7	503.4	120.1	-84.6
D-62-05-22	Exploration	5996.9	5753.7	2554.7	719.5	16.6	-86.3
D-66-04-21	Infill	5060.5	5509.3	2511.2	897.7	143.7	-68.8
D-66-05-21	Infill	5060.5	5509.3	2511.2	870.6	168.3	-74.0
D-71-04-21	Infill	6004.3	5588.6	2529.3	811.2	195.3	-80.1
D-71-05-22	Infill	6004.3	5588.6	2529.3	721.2	30.3	-80.0

PAN AMERICAN SILVER CORP.	4

NEWS RELEASE All amounts expressed in U.S. dollars unless otherwise indicated.

D-73-01-21	Infill	5798.7	5607.7	2578.1	994.9	105.1	-86.9
D-73-03-21	Infill	5798.7	5607.7	2578.1	825.6	302.1	-80.6
D-73-04-21	Infill	5798.7	5607.7	2578.1	702.8	44.5	-81.0
D-73-05-21	Infill	5798.7	5607.7	2578.1	707.0	27.8	-74.0
D-77-01-22	Exploration	5777.8	5504.1	2540.8	814.1	87.0	-81.0
D-79-01-21	Exploration	5808.0	5209.2	2482.2	802.4	253.2	-79.0
D-79-02-21	Exploration	5808.0	5209.2	2482.2	742.9	206.4	-61.2
D-79-03-21	Exploration	5808.0	5209.2	2482.2	823.6	224.9	-77.9
D-79-04-22	Exploration	5808.0	5209.2	2482.2	675.8	319.3	-84.1
D-81-05-22	Infill	5804.8	5770.1	2590.7	645.7	256.9	-80.7
D-90-01-21	Exploration	5538.7	5004.4	2532.2	1075.6	133.2	-82.1
D-93-01-21	Infill	4926.3	5166.1	2469.7	581.2	138.7	-77.0
D-93-02-21	Infill	4926.3	5166.1	2469.7	489.1	225.4	-66.7
D-95-04-21	Exploration	5403.1	5126.1	2549.6	841.3	72.9	-72.1
D-95-05-21	Exploration	5403.1	5126.1	2549.6	574.8	129.1	-77.8
D-95-06-21	Exploration	5403.1	5126.1	2549.6	573.0	92.3	-74.0
D-95-07-21	Exploration	5403.1	5126.1	2549.6	783.9	12.6	-73.4
D-95-08-21	Exploration	5403.1	5126.1	2549.6	796.0	41.4	-81.3
D-95-09-22	Exploration	5403.1	5126.1	2549.6	832.3	71.8	-83.0
D-96-01-21	Infill	4654.7	5286.4	2506.4	639.0	122.9	-75.8
D-96-02-22	Infill	4654.7	5286.4	2506.4	793.0	129.7	-81.7
S-79-21	Exploration	5808.0	5209.2	2482.2	1652.3	286.9	-86.8
S-90-21	Exploration	5538.7	5004.4	2532.2	1664.8	0.0	-90.0
S-93-21	Infill	4926.3	5166.1	2469.7	1416.0	22.6	-73.6
S-96-21	Infill	4654.7	5286.4	2506.4	1496.5	104.4	-80.0
S-96A-21	Infill	4656.1	5285.5	2505.1	188.5	0.0	-90.0
U-04-22	Infill	4843.3	5321.3	1995.1	814.1	187.8	-80.6
U-07-22	Exploration	4423.7	5065.6	2102.9	1200.4	150.9	-83.2
U-08-22	Infill	4844.9	5324.0	1995.2	1152.1	358.0	-82.6
U-105-21	Exploration	4845.6	5319.5	1995.6	1023.4	323.0	-81.9
U-109-21	Exploration	4495.1	5329.6	2070.1	1175.5	242.1	-83.3
U-110-21	Exploration	4426.4	5067.8	2106.1	1253.7	262.8	-88.3
U-115-21	Exploration	4843.3	5321.3	1995.1	926.8	230.5	-78.2
U-125-21	Exploration	4426.4	5067.8	2106.1	1176.1	92.2	-86.9
U-127-21	Exploration	4496.1	5330.1	2070.5	1187.7	115.3	-87.5
U-95-21	Exploration	4845.0	5320.8	1995.5	965.1	25.1	-83.7
				Total Metres	38460.0

General Notes with Respect to Technical Information
Grades are shown as contained metal before mill recoveries are applied. All samples provided in this news release were assayed by SGS Durango, Mexico using acid digestion with ICP finish for silver, lead, zinc, and copper and ALS Global using the same analytical procedure. Samples sent to SGS Durango were prepared in Durango and ALS Global are prepared in Zacatecas, Mexico laboratory and send to Vancouver B.C. Laboratory for assay. Pan American implements a quality assurance and quality control ("QAQC") program including the submission of certified standards, blanks, and duplicate samples to the laboratories. The results of the QAQC samples submitted to SGS and ALS demonstrate acceptable accuracy and precision. The

PAN AMERICAN SILVER CORP.	5

NEWS RELEASE All amounts expressed in U.S. dollars unless otherwise indicated.

Qualified Person is of the opinion that the sample preparation, analytical, and security procedures followed for the samples are sufficient and reliable for the purpose of any future Mineral Resource and Mineral Reserve estimates. Pan American is not aware of any drilling, sampling, recovery or other factors that could materially affect the accuracy or reliability of the data reported herein. SGS and ALS are independent from Pan American.
Mineral Resources and Mineral Reserves are as defined by the Canadian Institute of Mining, Metallurgy and Petroleum.
Mineral Resources that are not Mineral Reserves have no demonstrated economic viability. No Mineral Reserves have yet been estimated for the Skarn deposit.
See the Company's Annual Information Form dated February 23, 2022, available at www.sedar.com for further information concerning QAQC and data verification matters, the key assumptions, parameters and methods used by the Company to estimate Mineral Reserves and Mineral Resources, and for a detailed description of known legal, political, environmental, and other risks that could materially affect the Company's business and the potential development of the Company's Mineral Reserves and Mineral Resources.
Technical information contained in this news release with respect to Pan American has been reviewed and approved by Christopher Emerson, FAusIMM, Vice President Business Development and Geology, and Martin Wafforn, P.Eng., Senior Vice President Technical Services and Process Optimization, each of whom is a Qualified Person for the purposes of National Instrument 43-101 - Standards of Disclosure for Mineral Projects (‘‘NI 43-101’’).
Pan American Silver Corp is authorized by The Association of Professional Engineers and Geoscientists of the Province of British Columbia to engage in Reserved Practice under Permit to Practice number 1001470.
About Pan American Silver
Pan American owns and operates silver and gold mines located in Mexico, Peru, Canada, Argentina and Bolivia. We also own the Escobal mine in Guatemala that is currently not operating. Pan American provides enhanced exposure to silver through a large base of silver reserves and resources, as well as major catalysts to grow silver production. We have a 28-year history of operating in Latin America, earning an industry-leading reputation for sustainability performance, operational excellence and prudent financial management. We are headquartered in Vancouver, B.C. and our shares trade on NASDAQ and the Toronto Stock Exchange under the symbol "PAAS".
Learn more at panamericansilver.com.
For more information contact:
Siren Fisekci
VP, Investor Relations & Corporate Communications
Ph: 604-806-3191
Email: ir@panamericansilver.com
Cautionary Note Regarding Forward-Looking Statements and Information
Certain of the statements and information in this news release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws. All statements, other than statements of historical fact, are forward-looking statements or information. Forward-looking statements or information in this news release relate to, among other things: the timing for, amount of, and anticipated results of, any exploration or development programs with respect to the Company’s La Colorada Skarn project, including the potential for further definition or expansion of the Mineral Resource in the future; the timing of any update to the Mineral Resource estimate and the results of any such update; and the potential generation of minerals, if any, and the quality thereof.
These forward-looking statements and information reflect the Company’s current views with respect to future events and are necessarily based upon a number of assumptions that, while considered reasonable by the Company, are inherently subject to significant operational, business, economic and regulatory uncertainties and contingencies. These assumptions include: our Mineral Resource estimates and the assumptions upon which they are based; ore grades and recoveries; prices for silver, gold, and base metals remaining as estimated; currency exchange rates remaining as estimated; capital, decommissioning and reclamation estimates; prices for energy inputs, labour, materials, supplies and services (including transportation); all necessary permits, licenses and regulatory approvals for the La Colorada mine and related exploration projects are received in a timely manner; our ability to secure and maintain the surface rights necessary for our operations; and our ability to comply with environmental, health and safety laws. The foregoing list of assumptions is not exhaustive.

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NEWS RELEASE All amounts expressed in U.S. dollars unless otherwise indicated.

The Company cautions the reader that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements or information contained in this news release and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: the duration and effects of the COVID-19 virus and any other pandemics on our operations and workforce, and the effects on global economies and society; fluctuations in silver and gold prices; fluctuations in prices for energy inputs, labour, materials, supplies and services (including transportation); fluctuations in currency markets (such as the Canadian dollar, Peruvian sol, Mexican peso, Argentine peso and Bolivian boliviano versus the U.S. dollar); risks relating to inflation and the global economic environment; operational risks and hazards inherent with the business of mining (including environmental accidents and hazards, industrial accidents, equipment breakdown, unusual or unexpected geological or structural formations, cave-ins, flooding and severe weather); risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards; employee relations; relationships with, and claims by, local communities and indigenous populations; our ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner; changes in laws, regulations and government practices, including environmental, export and import laws and regulations; changes in national and local government, legislation, taxation, controls or regulations and political, legal or economic developments in Canada, the United States, Mexico, Peru, Argentina, Bolivia, Guatemala or other countries where the Company may carry on business, including legal restrictions relating to mining; risks relating to expropriation; risk of liability relating to our past sale of the Quiruvilca mine in Peru; diminishing quantities or grades of Mineral Reserves as properties are mined; increased competition in the mining industry for equipment and qualified personnel; and those factors identified under the caption "Risks Related to Pan American's Business" in the Company's most recent form 40-F and Annual Information Form filed with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities, respectively. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Investors are cautioned against undue reliance on forward-looking statements or information. Forward-looking statements and information are designed to help readers understand management's current views of our near and longer term prospects and may not be appropriate for other purposes. The Company does not intend, nor does it assume any obligation to update or revise forward-looking statements or information, whether as a result of new information, changes in assumptions, future events or otherwise, except to the extent required by applicable law.
Cautionary Note to US Investors
This news release has been prepared in accordance with the requirements of Canadian NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards, which differ from the requirements of U.S. securities laws. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.
Canadian public disclosure standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission (the "SEC"), and information concerning mineralization, deposits, Mineral Reserve and resource information contained or referred to herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, this news release uses the terms ''Measured Resources'', ''Indicated Resources'', and ''Inferred Resources''. U.S. investors are advised that, while such terms are recognized and required by Canadian securities laws, the SEC does not recognize them. The requirements of NI 43-101 for identification of ''Reserves'' are not the same as those of the SEC, and Mineral Reserves reported by the Company in compliance with NI 43-101 may not qualify as ''Reserves'' under SEC standards. Under U.S. standards, mineralization may not be classified as a ''reserve'' unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. U.S. investors are cautioned not to assume that any part of a "Measured Resource" or "Indicated Resource" will ever be converted into a "reserve". U.S. investors should also understand that "Inferred Resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of "Inferred Resources" exist, are economically or legally mineable or will ever be upgraded to a higher category. Under Canadian securities laws, estimated "Inferred Resources" may not form the basis of feasibility or pre-feasibility studies except in rare cases. Disclosure of "contained ounces" in a Mineral Resource is permitted disclosure under Canadian securities laws. However, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade, without reference to unit measures. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

PAN AMERICAN SILVER CORP.	7